Exhibit 12.1

The Hanover Insurance Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Fiscal Years Ended December 31
	2017	2016	2015	2014	2013
Income before income taxes	301.5	192.3	439.4	378.0	329.1
Less: Fixed Charges	54.5	61.0	66.3	72.5	72.9
Income for calculation	356.0	253.3	505.7	450.5	402.0
Fixed charges:
Interest expense	48.5	54.9	60.6	65.8	65.8
Interest portion of rental expense	6.0	6.1	5.7	6.7	7.1
Total fixed charges	54.5	61.0	66.3	72.5	72.9
Ratio of earnings to fixed charges	6.532	4.152	7.627	6.214	5.514